Exhibit 99.1

Gold Royalty to Release Second Quarter 2026 Results on August 5, 2026 and Announces Acquisition of Additional Royalties

Vancouver, British Columbia – July 13, 2026 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) announces that it will release its second quarter 2026 results after markets close on Wednesday, August 5, 2026.

A conference call will be held at 11:00am ET (8:00am PT) on Thursday, August 6, 2026 to discuss the results. To participate, please use one of the following methods:

Webinar: Click Here

US and Canada (toll-free): 1-833-890-3060

International: 1-412-206-6408

The second quarter 2026 results presentation will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

Acquisition of Additional Nevada Royalties

Gold Royalty is also pleased to announce that it acquired two net smelter return (“NSR”) royalties in Nevada from a private seller for total consideration of US$0.8 million.

The acquired royalties consist of: (i) a 2.0% NSR royalty on the Sterling property, which is operated by AngloGold Ashanti Limited and is located south of its Arthur project. Sterling hosts a near-surface, high-grade past-producing open-pit operation; and (ii) a 0.5% NSR royalty over portions of Granite Creek, operated by i-80 Gold Corp. The Granite Creek royalty covers portions of the Felix and Blue Bell pits at Granite Creek and includes associated advance minimum royalty payments of US$31,500 per year.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty and streaming company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets & Sustainability

Telephone: 1-833-396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.